Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

PUBLIC INTEREST STATEMENT

I. INTRODUCTION AND SUMMARY

Verizon and MCI have decided to combine their complementary assets and expertise in order to create a stronger and more efficient competitor. This transaction is an outgrowth of the rapidly evolving and increasingly competitive communications industry. It reflects and will advance a much broader restructuring of the industry around new technologies, new services, and new providers. By doing so, the transaction will strongly benefit all kinds of customers and thereby promote the public interest.

The transformation of the communications industry is a result of profound changes in technology. The deployment of digital, two-way, broadband capabilities, along with the growth of IP-based technologies, has finally brought about the long anticipated “convergence” among once-separate networks and providers. Wireline voice, data, cable, wireless, and satellite networks are now all capable of delivering an increasing array of innovative voice, data, and video services faster than ever before. Larger business and mass-market customers alike have enthusiastically adopted these new technologies and services, and increasingly use them both along with and in place of traditional offerings.

These developments have shattered the artificial separation between local and long distance that has shaped industry regulation for the past two decades. The new providers rarely, if ever, offer the new services solely within these antiquated boundaries. And customers have not merely accepted these broader offerings, but have also embraced the newfound opportunity to purchase communications services on an integrated basis, from integrated providers.

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The evidence of this transformation is overwhelming. Indeed, for large enterprise customers, the transformation is firmly established. Large enterprise customers now spend more on data and wireless services than they do on wireline voice services. These customers are migrating their traffic from separate voice and data networks to integrated IP networks capable of providing all of these services more efficiently. And there are now any number of competing providers that are capable of providing the range of sophisticated services and service packages that large enterprise customers demand.

A similar transformation is reshaping the mass market. Competitive broadband services are now available to more than 90 percent of U.S. households and rising. Nearly 30 percent of U.S. households already purchase broadband, with the total expected to hit nearly 45 percent by the end of next year. More consumers now use broadband connections than traditional narrowband connections to access the Internet, and an increasing number have begun using these broadband connections for voice as well.

All of the major cable operators have begun offering new voice-over-IP (“VoIP”) services over their networks, and by the end of this year will be offering service to more than 40 million homes; major cable operators like Time Warner Cable and Cablevision already make service available across their entire footprint, while others expect to reach that milestone by the end of next year at the latest. Nearly five million households already subscribe to cable telephony and other VoIP services, and cable companies and other providers are adding tens of thousands of new customers every week. Within five years, a fifth or more of all households are expected to give up their traditional telephones in favor of these new cable and other VoIP services.

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More than 70 percent of households already have at least one wireless phone, and by the end of this year there will be more wireless subscribers than wireline access lines. These households use their wireless phones to make more than a third of their local calls, and approximately 60 percent of their long-distance calls.

The decision by Verizon and MCI to combine represents the next logical step in this industry transformation. The transaction will marry Verizon’s best-in-class broadband, wireless, and local wireline networks with MCI’s Internet backbone and global reach. This combination will benefit large enterprise customers by creating a strong new competitor with the network reach and financial resources to compete in this technologically intensive and highly competitive market segment. The transaction will benefit government customers and promote national security, by enhancing investment in the national and international communications infrastructure that is used by the Departments of Defense and Homeland Security, as well as other federal and state agencies. Indeed, Verizon will bring to the large enterprise and governmental businesses the same commitment to innovation and investment that it has brought to its mass-market wireline and wireless businesses, and has already committed to a $2 billion investment in MCI’s network and information technology platforms. The transaction will also benefit mass-market consumers, by establishing the nation’s most advanced broadband platform, capable of delivering next-generation multimedia services in markets across the country. The transaction is also expected to generate synergies in the form of both cost savings and enhanced revenue opportunities that will yield a net present value of $7 billion, which will further the companies’ ability to provide new and improved services faster and more efficiently.

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These substantial benefits will outweigh any potential lessening of competition in any segment of the broad communications marketplace. The combining companies are not among a “small number” of “most significant market participants” for customers generally, or for any relevant subgroup of customers. Bell Atlantic/GTE Order ¶ 98. To the contrary, where both Verizon and MCI provide service, there is intensifying competition from a growing number of significant market participants.

In the large enterprise segment that represents the core of MCI’s business, the combined company will be just one among many other competitors. Indeed, this is widely recognized as the most competitive segment of the industry, with providers ranging from traditional interexchange carriers such as AT&T, Sprint, and Qwest; CLECs like XO and Level 3; leading systems integrators and managed service providers like IBM, EDS, Accenture, and Lockheed Martin; and major global telecommunications providers such as Equant, British Telecom, Deutsche Telekom, COLT, KPN Telecom, and NTT.

With respect to the mass market, intermodal alternatives such as cable and wireless are major factors today and will provide the most significant competition going forward. The transaction will not affect the rapid growth of these competitive alternatives in the slightest. Nor will the transaction affect competition from VoIP, e-mail, and other technologies that consumers are increasingly using in place of their traditional wireline phone. MCI’s mass-market business, by contrast, is in a continuing and irreversible decline. Accordingly, MCI last year made a “decision to exit the consumer business,” according to its President and CEO, Michael Capellas. MCI made this decision, independent of this transaction, based on a number of factors, including

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intense competition from cable, wireless, traditional wireline companies, and new technologies like VoIP and e-mail; restrictions on marketing resulting from Do Not Call legislation; and regulatory changes that affect MCI’s traditional mode of providing the all-distance services that consumers increasingly demand.

For the reasons set forth above, the Commission should grant Verizon’s and MCI’s request for authority under sections 214(a) and 310(d) of the Communications Act of 1934, as amended, and section 2 of the Cable Landing License Act, to transfer control of the licenses and authorizations at issue.

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Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.